Filed by Alpha Tau Medical Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Capital Corp.

Commission File No. 001-39893

Date: January 12, 2022

Company Overview

Disclaimer This presentation (together with oral statements made in connection herewith, the Presentation ) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the Business Combination ) between Healthcare Capital Corp. (“HCCC”) and Alpha Tau Medical Ltd. (“Alpha Tau” or the “Company”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose and use such information for any purpose other than for the purpose of your firm's participation in the potential financing, that you will not distribute, reproduce, disclose or use such information in any way detrimental to Alpha Tau or HCCC, and that you will return to HCCC and Alpha Tau, delete or destroy this Presentation upon request. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. The information contained herein does not purport to be all-inclusive and none of HCCC or the Company nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in the Company. To the fullest extent permitted by law, in no circumstances will HCCC, the Company, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Use of Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company's own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and none of HCCC nor the Company, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Forward-Looking Statements This presentation contains forward-looking statements, including without limitation, statements related to: HCCC or Alpha Tau becoming the leader in delivering innovative devices in medical technology, our ability to expand our development pipeline, opportunities to expand our portfolio through partnerships and collaborations, the progress, timing and results of our clinical trials, the safety and efficacy of our development programs, the timing of the potential approval of our products, the timing and commercial success of our products, strategies for completion and likelihood of success for our business and activities, size and growth of markets in which we may compete and potential market opportunity, and potential growth opportunities. Forward-looking statements can be identified by the words “believe,” “anticipate,” “continue,” “estimate “project,” “expect,” “plan,” “potential,” “intends,” “will,” “would,” “could,” “should” or the negative or plural of these words or other similar expressions that are predictions or indicate future events, trends or prospects but the absence of these words does not necessarily mean that a statement is not forward-looking. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially and reported results should not be considered as an indication of future performance. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties, which include, among others, those inherent in the preclinical and clinical development process and the regulatory approval process, the risks and uncertainties in commercialization and gaining market acceptance, the risks associated with protecting and defending our patents or other proprietary rights, the risk that our proprietary rights may be insufficient to protect our development programs, the risk that we will be unable to obtain necessary capital when needed on acceptable terms or at all, competition from other products or procedures, our reliance on third-parties to conduct our clinical and non-clinical trials, our reliance on any third-party suppliers to manufacture clinical, non-clinical and any future commercial supplies of our products, and increased regulatory requirements. These statements are subject to the risk that clinical trial data are subject to differing interpretations, and regulatory agencies, medical and scientific experts and others may not share HCCC’s or Alpha Tau’s views of the clinical study data. There can be no assurance that the clinical studies for our development programs will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that any of our products will ever receive regulatory approval or be successfully commercialized. These forward-looking statements are based on information available to HCCC or Alpha Tau as of the date of this presentation and speak only as of the date of this presentation. HCCC and Alpha Tau disclaim any obligation to update these forward-looking statements, except as may be required by law. This presentation is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to purchase any securities of any nature whatsoever, and it may not be relied upon in connection with the purchase of securities. 2

Disclaimer (cont’d) Use of Projections This Presentation contains projected financial information with respect to Alpha Tau. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See Forward-Looking Statements paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither HCCC’s nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this Presentation, Alpha Tau and HCCC made a number of economic, market and operational assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Additional Information In connection with the proposed Business Combination, the Company has filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement/prospectus of the combined company, which was declared effective on January 12, 2022. HCCC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. HCCC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, HCCC and the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the Securities Act ). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by HCCC and Alpha Tau with the SEC. Participants in the Solicitation HCCC, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from HCCC’s shareholders with respect to the proposed Business Combination. A list of the names of HCCC’s directors and executive officers and a description of their interests in HCCC is contained in HCCC’s final prospectus relating to its initial public offering, dated January 11, 2020, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801. Additional information regarding the interests of the participants in the solicitation of proxies from HCCC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation This Presentation shall not constitute a solicitation as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the Securities ) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of accredited investors as defined in Rule 501(a) (1), (2), (3), (5) or (7) under the Securities Act and Institutional Accounts as defined in FINRA Rule 4512(cl. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor HCCC is making an offer of the Securities in any state where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but HCCC and Alpha Tau will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 3

Confidential

Alpha Tau – Key Investment Highlights

1. Proprietary Alpha DaRT designed to safely deliver alpha radiation with localized precision in solid tumors, sparing surrounding healthy tissue
2. Broad potential and preclinical evidence supporting evaluation across various solid tumors (skin, pancreas, breast, GBM, etc.) with 18 peer-reviewed pre-clinical papers
3. Compelling potential immuno-stimulatory effect and synergetic combination with other therapies
4. Exhibited 100% ORR and ~78% CR in first-in-human clinical trial in 28 SCC tumors. Over 100 superficial tumors treated to date, with a similar profile observed. 100% CR seen at 12 weeks in 1st US study
5. No systemic toxicities and minimal (grade $\leq$ 2) local toxicities observed
6. Robust clinical-trial strategy with leading global centers, led by Memorial Sloan Kettering multi-center feasibility study. Two FDA Breakthrough Device Designations (skin & GBM)
7. Solid logistics based on purpose-built manufacturing facilities, built or in planning, in the US, Israel and Asia, with a highly scalable and optimized proprietary production process
8. Strong intellectual property (method and device) with over 150 issued and pending patents worldwide
9. Experienced management team, including Alpha DaRT's co-inventors, with expertise in oncology development, manufacturing scale up and commercialization

AlphaTAU 4

Confidential Therapeutic Focus We are focused on delivering solutions to three markets that we believe would be best served by the unique characteristics of the Alpha DaRT Localized & Unresectable Metastatic High Unmet Need • Localized tumors that are not • Alpha DaRT would be evaluated • Solid tumors that have limited surgical candidates and tumors for its potential to induce an treatment options with limited that recur after surgery and are SOC offering immune response in metastatic resistant to other therapies, tumors • Alpha DaRT could potentially specifically radiotherapy • Alpha DaRT would be evaluated in target broad patient populations • Alpha DaRT to be evaluated as a combination with check point • Tumor types include GBM and later line therapy inhibitors as an adjuvant therapy pancreatic cancer • Tumor types include SCC, H&N • Tumor types include liver, breast SCC and prostate and H&N (which includes lip, oral cavity, salivary glands, oropharynx & pharynx) cancers 5

Confidential

Development Pipeline

- Our clinical trial strategy involves progressing our lead program (superficial tumors), particularly in the US, and conducting feasibility studies in other tumors to evaluate the Alpha DaRT in tumors of high unmet need or metastatic disease
- FDA Breakthrough Device Designation received for certain uses in skin cancer and GBM

Geography	Indication	Pre-Clinical Research	Feasibility Trial	Pivotal Trial	Marketing Authorization	Anticipated Milestones
North America	Skin Cancers	U.S.				• Initiation of US pivotal trial 1H 2022, pending FDA feedback
	Pancreatic Cancer	Canada				• First patient in feasibility trial 3Q 2022
Israel	Skin & Oral SCC					
	All Skin & Oral Cancers					• Trial completion and submission
	la/mHNSCC (combo with pembrolizumab)					• Feasibility combination trial with Keytruda initiated 4Q 2021; awaiting interim results
	Pancreatic Cancer					• Initiate feasibility trial 2H 2022
	Prostate Cancer					• Initiate feasibility trial 2Q 2022
Europe	Neoadjuvant – Oral					• Initiate multi-center feasibility trial early 2023
	Skin Cancers					• Trials underway
	Breast Cancer					• Trial underway
Japan	Head & Neck SCC					• Recruitment completed, awaiting results and potential PMDA submission
	Breast Cancer					• Trial underway
Additional Tumor Types	Hepatic cell carcinoma, GBM, lung					• Product development / pre-clinical trials currently underway

AlphaTAU 6

Confidential Types of Radioactive Decay Due to the mass of the alpha particle, in comparison to beta particle, alpha has a low penetration power. This means that the outside layer of the human skin, for example, can block these particles. 7

Confidential Potent Alpha Radiation: Extensively Damages the DNA Local radiation therapy with gamma or beta radiation is a mainstay of cancer treatment, but requires high local dose to be effective, as it primarily relies on single-strand breaks in a process relying on oxygen. Alpha radiation can be significantly more efficient given its ability to destroy both strands of the DNA directly, requiring lower levels of radiation Conventional Gamma/Beta Radiation Alpha Radiation • Indirectly damaging the DNA• Directly damaging the DNA • Dependent on oxygen presence• Independent of oxygen presence • Repairable single strand breaks• Irreparable double strand breaks γ/β Radiation Free O Radicals 2 α Radiation Double Strand Breaks Single Strand Breaks 8

Confidential Alpha Radiation is Focal - Short Range Limits Clinical Use Whereas beta and gamma radiation can penetrate tissue with sufficient range to facilitate tumor coverage (while risking damage to healthy tissue), alpha radiation has short range in tissue (<100 μm), which limits its clinical usefulness in local delivery Beta/Gamma Radiation Alpha Radiation Long therapeutic range with risk to Short range in tissue limits damage surrounding organs to surrounding organs but also limits coverage Healthy Tissue Healthy Tissue 9

Confidential Mechanism of Action of the Alpha DaRT Technology 224 Ra Decay Chain Alpha DaRT leverages the innate decay chain of Radium-224 The decay chain of Radium-224 includes four alpha particles Radium-224 has a half-life of ~3.7 days, while the remaining decay chain has a total half-life of approximately 12 hours, before eventually stabilizing in inert form 212 α Po - ααα - 224 220 216 212 212 208 Ra Rn Po Pb Bi Pb 3.7d 56s 0.15s 10.64h α - 208 Tl Alpha DaRT The Alpha DaRT utilizes stainless steel sources that are impregnated with Radium-224 When the Alpha DaRT source is injected into the tumor, the radium remains attached to the source while its daughter atoms detach, emitting cytotoxic alpha particle payloads as they move deeper into the tumor until eventually stabilizing Alpha DaRT is designed to overcome the range limitations of alpha particles through precise release of alpha emitters into the tumor, generating a potent and tight distribution of alpha radiation 10

Confidential Alpha DaRT - Diffusing Alpha-emitters Radiation Therapy https://www.youtube.com/watch?v=nwfzJHm0fTQ 11

Confidential Alpha DaRT Has a Unique Potential to Preserve Healthy Tissues Alpha DaRT is unique in its potential to deliver a high The range of the Alpha DaRT was observed to be dose of radiation in a very conformal form, with sharp meaningfully more extensive in tumor tissue than in dose drop-off outside of a 5mm range healthy tissue in animal studies Dose until Removal (Gy) 5mm Asymptotic Dose (Gy) S (0) = 0.31 mCi Rn Asymptotic Dose (Gy) S (0) = 1.60 mCi Rn 12

Confidential Alpha DaRT Source Placement Through a series of Alpha DaRT injections to the tumor, spread a few millimeters apart, a clinician can potentially deliver alpha radiation to the full geometry of the tumor while taking care to avoid sensitive healthy tissue around the tumor < 5 mm between sources Coverage of margins of 8 5 mm safety distance 5mm mm (last source to be from critical organs placed 5 mm outside of the tumor) 8mm 5mm 13

Confidential Intra-tumoral Delivery Methods We Have a Total of Seven Applicators Which Have Been Developed for a Range of Potential Uses to Accommodate for: Treatment Delivery Duration of Tumor Location Method Implantation Our Applicators Allow Us Flexibility to Deliver Alpha DaRTs Into Both Superficial and Internal Tumors Temporary Implants (Superficial Tumors) Permanent Implants (Internal Tumors) Applicators are supplied preloaded, sealed and designed for immediate use in the Applicators are supplied preloaded or unloaded, and are designed to allow procedure room clinicians flexibility to load the sources in the course of treatment and to select Sources are hollow and strung onto a surgical suture, allowing the clinician to insert how many sources to deliver the sources into the tumor and leave the suture in place Procedure: FNA in Conjunction with Endoscopic Ultrasound Alpha DaRT Needle Applicator Needle Applicator in Action Loading Device Example Indication: Pancreatic Tumors. Device is designed to Example Indication: be fitted to existing Superficial Tumors. needles such as sources are affixed standard Fine Needle to a biocompatible Aspirator (FNA) to suture and loaded ultimately deliver sources inside the needle into the tumor 14

Confidential Response Observed in All Tested Solid Tumors in Preclinical Studies 18 Published Preclinical Studies in Peer-Reviewed Journals Across a variety of tumor types, we have not observed resistance to the radiation delivered by the Alpha DaRT Squamous Cell Carcinoma Colon Carcinoma Lung Adenocarcinoma Glioblastoma Multiforme Lung Squamous Cell Sarcoma Carcinoma Pancreas Adenocarcinoma Melanoma Prostate Adenocarcinoma Breast Carcinoma 15

Confidential Observed Cancer-Specific Immune Protection (1/2) In challenging mice 4 months after treatment, those previously treated by the Alpha DaRT displayed a meaningful retained protection against regrowth of the same tumor type, as compared to the two control groups 1 Tumor Re-Inoculation after Treatment by Tumor Treatment by DaRT + Immunomodulators 1 DaRT + Immunomodulators vs. Inert Colon Tumor Cell Treatment by DaRT + ~ 4 months Re-inoculation of 2 1 Inoculation Immunomodulators 3 Colon Tumor Cells (More Cells ) Naïve Mice CR from Treatment / Complete response Tumor volume Surgical ~2.5 months post inoculation post colon tumor re-inoculation per previous treatment Resection 74% Naïve (n=5) Inert + Immuno-modulation¹ (n=9) DaRT + Immuno-modulation¹ (n=13) 14% DaRT + Immunomodulators (n=20) Inert + Immunomodulators (n=9) 0 3 6 9 12 15 18 21 24 27 Days Post Re-Inoculation 5 (1) Three groups of mice were inoculated with 5 x 10 CT26 tumor cells and then treated with (1) DaRT + CP, Sildenafil and 2xCpG, N=10 (2) DaRT + CP, Sildenafil and CpG, N=10 or (3) inert + CP, Sildenafil and 2xCpG, N=9. Complete 6 responders or tumor-resected mice were re-challenged ~4 months after DaRT with 5 x 10 CT26 tumor cells. 5 (2) CT26 5 x 10 . 6 (3) CT26 5 x 10 . 16 3 Tumor Volume (mm )

Confidential

Observed Cancer-Specific Immune Protection (2/2)



Combining alpha radiation-based brachytherapy with immunomodulators promotes complete tumor regression in mice via tumor-specific long-term immune response

Vered Domankevich, Adi Cohen, Margalit Efrati, Michael Schmidt, Hans-Georg Rammensee, Sujit S. Nair, Ashutosh Tewari, Itzhak Kelson & Yona Keisari

This activity was then shown to be tumor-specific – the challenge only resisted regrowth of the same tumor line. It was also shown to be transferrable via the transfer of splenocytes

Tumor Treatment by DaRT + Immunomodulators

Tumor Re-Inoculation[2] (Challenge Assay)

Immune-Memory Transfer[2] (Winn Assay)



Colon[3] Tumor Cell Inoculation
Treatment by DaRT + Immunomodulators[1]
Naïve Mice
DaRT-Treated Tumor-free + Naïve Mice
Colon[3] / Breast[4] Tumor Cell Re-inoculation
Naïve Mice
Inoculation of Colon[3] / Breast[4] Tumor Cells
+
+ Splenocytes from Tumor-free Pretreated Mice



Complete response
~2 months post inoculation
51%
6%
DaRT + Immunomodulators (n=43)
Inert + Immunomodulators (n=17)



Tumor-bearing mice
~2 months post re-inoculation
Tumor-free DaRT-treated mice
Naïve mice
0%
100%
100%
100%
Colon (n=10)
Breast (n=8)
Colon (n=10)
Breast (n=10)



Tumor-bearing mice
~2 months post inoculation
Splenocytes from tumor-free DaRT-treated mice
Splenocytes from naïve mice
17%
100%
100%
100%
Colon (n=12)
Breast (n=9)
Colon (n=12)
Breast (n=8)

(1) Immuno-modulation refers to a combination of low dose CP, Sildenafil and CpG.
(2) Mice with CR from DaRT + immuno-modulators (n = 18) and naïve mice (n = 20) were inoculated with 5 x 10^5 CT26 or DA3 cells 52 days post inoculation (Challenge Assay). Naïve mice were injected intradermally with splenocytes from either naïve or CT26-bearing mice treated by DaRT and immunomodulators, coupled with CT26 or DA3 tumor cells (Winn assay). The presented results are based on cumulative data from two different experiments.
(3) CT26 5 x 10^5.
(4) DA3 5 x 10^5.

AlphaTAU 17

Confidential Alpha DaRT Elicits Effect from anti-PD1 in SCC Mouse Model (SQ2) While mice with the SQ2 squamous cell carcinoma model showed little to no effect when treated with a murine anti-PD1 agent, the observed effect was larger for the combination with Alpha DaRT than for Alpha DaRT on its own Anti-PD1 Regimen 45 Inert 40 Anti-PD1 Alpha DaRT 35 Alpha DaRT + Anti-PD1 30 25 20 15 10 5 1 0 0 5 10 15 20 25 30 35 40 45 50 Time After Alpha DaRT Insertion (days) 18 Avg. Tumor Volume Fold Change

Confidential Alpha DaRT Increases Infiltration of CD3+ T-cells Into the Tumor The combination of Alpha DaRT with anti-PD1 demonstrates the highest level of TILs in mice with SQ2 SCC tumors, potentially indicating an ability to potentiate the checkpoint blockade TILs in SQ2 tumors anti PD-1 Alpha DaRT + anti PD-1 15 p=0.005 p=0.03 p=0.02 10 5 0 Inert DaRT aPD-1 DaRT+anti-PD1 % CD3+ Cells/Tumor cells

Confidential Outline of Our First Clinical Study: Skin / Head & Neck SCC Trial Sites: Israel, Italy Primary objective: Evaluate feasibility & safety Secondary objective: Evaluate initial tumor response & local progression-free survival Timeline and Key Eligibility Criteria Treatment & Procedure Follow-Up SCC histopathologically confirmed Treatment plan based on CT- Alpha DaRT sources insertion Lesions ≤ 5 cm* simulation Removal after 15 days Age ≥ 18 Sources 1cm length, 0.7mm diam. Check-up on days 4, 9 and 30 ECOG performance scale ≤ 2 Activity per source 2 µCi after insertion Patients W/O immunosuppression Outpatient setting Long term follow up based on Generally previously treated by Local anesthesia standard of care radiation or surgery, recurrent Number of sources inserted: min 3, max 169 *in the longest diameter (without nodal spread). 20

Confidential Skin / Head & Neck SCC Study Results 100% overall Responses Well tolerated; Durable response observed no systemic responses rate within days toxicity observed observed Baseline Disease Characteristics Efficacy Results CR Durability (~7 months) 22.7% Overall Response Effective against radioresistant tumors Local Control (n=28) (Patient median age = 80.5 years) 1 Local Recurrence P rev i o u s T rea tm en t P rev i o u s Ra d i o th era p y 100% 77.2% 78.6% 80% First-line Previous 39% 60% RT 42% 40% 21.4% Previously Others 20% Treated 58% 61% 0% Partial Complete Response Response 1 Most patients (60.7%) had recurrent and previously treated disease by either surgery, prior external beam radiotherapy or both; 13 of 31 (42%) had received prior RT. 21

Confidential AP-02 Complete Response Age 80 Applicators used 6 Previous treatments Radiation, Surgery Alpha DaRT sources inserted 10 3 Tumor initial volume [cm ] 1.4 Total activity [µCi] 20 Before Planning After During 21/03/2017 21/03/2017 01/06/2017 22

Confidential AP-022 Complete Response Age 68 Applicators used 12 Previous treatments None Alpha DaRT sources inserted 24 3 Tumor initial volume [cm ] 2.8 Total activity [µCi] 48 During Before After During 30/08/2018 27/08/2018 30/08/2018 30/09/2018 23

Confidential AP-024 Complete Response Age 61 Applicators used 8 Previous treatments None Alpha DaRT sources inserted 11 3 Tumor initial volume [cm ] 0.6 Total activity [µCi] 22 Before During During After 13/11/2018 13/11/2018 13/11/2018 29/11/2018 24

Confidential Alpha DaRT Treatment was Well Tolerated No systemic toxicities and minimal (< grade 2) local toxicities observed to date Incidence (%) Severity Grade Acute Local Targeted treatment Toxicity 1 2 3 Designed to spare neighboring healthy tissue Administration 11 (41%) 9 (33%) 0 (0%) site erythema No systemic toxicity observed Administration 9 (33%) 10 (37%) 0 (0%) Negligible and short-term radioactivity site edema Administration in the patient’s body 8 (30%) 11 (41%) 0 (0%) site pain Administration 2 (7%) 8 (30%) 0 (0%) Minimal local toxicity observed site exudate Minimal local toxicity with grade ≤2 resolved Administration 4 (15%) 5 (19%) 0 (0%) within a month site ulcer Administration 1 (4%) 0 (0%) 0 (0%) site numbness Safe procedure for caregivers Administration No special shielding required 3 (11%) 0 (0%) 0 (0%) site pruritus Administration 1 (4%) 0 (0%) 0 (0%) site bleeding No suppression of immune system observed Aural myiasis Critical in these times of pandemic (administration 1 (4%) 0 (0%) 0 (0%) site) Decreased 1 (4%) 0 (0%) 0 (0%) appetite 25

Confidential Potential Systemic Immune Effect Observed in One Patient Where a Second, Untreated Lesion Manifested CR Complete Response + Potential Systemic Immune Effect Treated Tumor Untreated Tumors Before After Before After 30-Nov-17 29-Dec-17 30-Nov-17 29-Dec-17 26

Confidential U.S. Pilot Feasibility Study • FDA Breakthrough Device Designation received in June 2021 • Study results announced in January 2022: At 12 weeks, 100% complete response rate seen across all tested tumors, with no product-related SAEs Locations 5 centers in the US, led by Memorial Sloan Kettering Cancer Center Treatment Timeframe H2 2021 # of Patients 10 Tumor Type Skin Cancers Determine feasibility of delivering radiotherapy using Alpha DaRT, with successful delivery in at least 7 Primary Objectives patients, and assess frequency and severity of acute AEs Assessments of radiotherapy-related AEs, tumor response, radiation safety, stability of device placement, Secondary Objectives and QoL Malignant skin or superficial soft tissue tumor 1-5 cm in size that is suitable Eligibility for percutaneous interstitial brachytherapy 27

Confidential Applicable Market Size – Estimates of Annual Incidence Data SCC / H&N Annual Incidence US Incidence: ~1 million US Applicable Mkt. Size Surgery Canada Recurrence, China 17,500 Surgery, Europe 4.5%, 40,500 133,500 1L: 100,000 900,000, 90% 550,000 US Japan Non-Surgery, 2L: 57,500 1,000,000 28,000 100,000, 10% Non-Surgery Recurrence 17%, 17,000 Pancreas Annual Incidence US Incidence : 57,600 US Applicable Mkt. Size Canada China 6,000 Europe 125,000 Broad 57,600 103,400 US Incidences, Japan 57,600 44,000 100% Breast Annual Incidence US Incidence : 276,480 US Applicable Mkt. Size Canada Radiation Stage 4, Stage 3, China 26,900 151,580 18,860 4,080 Europe 416,370 55% 355,460 US 151,580 Non- Japan 276,480 92,300 Radiation 124,900 45% Stage 1, Stage 2, 83,150 45,490 28 Source: Company estimates based on public industry sources.

Confidential S Sim imp pl le e R Ra ad dio ioa ac ct ti iv ve e S Su up pp pl ly y C Ch ha ain in Delivery does not require any special handling and simple planning ensures on-time arrival Alpha DaRT is shipped in Excepted Packages (low levels of radioactivity), Alpha DaRT Radioactive Decay and can therefore be dispatched in suitable applicators by standard courier, 9 requiring no special handling or protective gear in transit 8 µCi shipment 8 7 6 224 224 1 half-life of Ra 2 half-lives of Ra = 3.7 days = 7.3 days 5 4 µCi shipment 4 Targeted 2 µCi 3 treatment dose 2 1 0 0 1 2 3 4 5 6 7 8 9 10 11 Days after Shipment Sent Personalized treatment, shipped out on a per-patient basis Simple planning ensures that an Alpha DaRT arrives with the 224 required amount of Ra available, even when allowing for 224 radioactive decay, based on the known half-life of the Ra 29 Activity per DaRT, µCi

Confidential Global Manufacturing Facilities For efficient commercial operations, we look to establish manufacturing operations in multiple regions of the world, to enable relatively short shipping times to our core markets Jerusalem (~400,000 sources per year – Ramping Up) Lawrence, Massachusetts (~125,000 sources per year Togane, Japan - Ramping Up) (In Design) 30

Confidential

The Alpha Tau Executive Team

Strong management team with years of experience across the scientific and medical device space



Uzi Sofer
CEO & Chairman

- Co-Founder and CEO of BrainsWay (NASDAQ: BWAY)
- Medical device development, regulation, financing



Raphi Levy
Chief Financial Officer

- Former executive director in charge of healthcare investment banking in Goldman Sachs Israel



Prof. Itzhak Kelson
Chief Physics Officer

- Co-inventor of DaRT technology
- Emeritus professor of physics (taught at Tel Aviv University, Yale University, Weizmann Institute, etc.)



Prof. Yona Keisari
Chief Scientific Officer

- Co-inventor of DaRT technology
- Professor of Immunology and Microbiology at Tel Aviv University, former NCI Post Doc Fellow



Robert Den, MD
Chief Medical Officer

- Radiation oncologist and Associate Professor at Thomas Jefferson University Hospital
- Medical degree from Harvard Medical School



Amnon Gat
Chief Operations Officer

- >20 years experience in medical devices and healthcare
- Marketing strategy specialist



Ronen Segal
Chief Technology Officer

- >20 years of top leadership roles, including medical device industry
- Chairman of the BSMT Consortium

AlphaTAU 31

Confidential

Board of Directors

Diverse mix of cancer therapeutic, medical device and financial expertise providing value-added oversight and guidance to corporate leadership



Uzi Sofer
CEO & Chairman

- Co-Founder and CEO of BrainsWay (NASDAQ: BWAY)
- Medical device development, regulation, financing



Michael Avruch
Director

- Expert in financing and restructuring
- CEO & CFO experience



Morry Blumenfeld
Director

- Former managing director at GE Healthcare, CEO of Quescon Consultants, Founding partner of Meditech Advisors Management, director at Mako



Meir Jakobsohn
Director

- Founder of Medison Ltd.,
- Representing Amgen, Biogen, etc. for the marketing and distribution of their products



Alan Adler
Director

- 14 Years at McKinsey
- Senior Partner Evergreen Venture Capital
- Chairman and CEO of Oridion until its sale to Covidien



Gary Leibler
Director

- Founder of Shavit Capital
- Led >20 companies to IPO



Peter Melnyk
Director

- Former Chief Commercial Officer at Novocure
- CEO of Fortovia Therapeutics
- Former Neuroscience marketing director at Bristol-Myers Squibb

Significant Industry Experience:

GE Healthcare, BrainsWay, MEDISON, nanox, McKinsey&Company, MAKO, evergreen, Pfizer, Bristol Myers Squibb, SHAVIT CAPITAL, Oridion, INSIGHTEC, novocure, FORTOVIA

AlphaTAU 32

Confidential

Continued Track Record of Execution

- **Aug-20**: Israeli marketing approval for SCC of the skin & oral cavity
- **Sep-20**: Radioactive license for Jerusalem facility; Lease facility in Japan
- **Dec-20**: Construction of Jerusalem manufacturing facility
- **Feb-21**: Provisional Israeli MoH and IRB approvals for combination trial with Keytruda
- **Mar-21**: Israeli MoH approval for prostate cancer protocol; FDA approval of IDE supplement for expansion of pilot feasibility study into multi-center study
- **Jun-21**: Breakthrough Device Designation for Alpha DaRT in SCC in skin and oral cavity
- **Jul-21**: First patient treated in the US
- **Oct-21**: Completion of enrollment in US pilot study; Breakthrough Device Designation for the Alpha DaRT in recurrent GBM
- **Nov-21**: First patient treated in combination with Keytruda
- **Jan-22**: 100% CR rate in US pilot study; Completion of Japanese head & neck pivotal trial recruitment

AlphaTAU 33

Confidential Anticipated Milestones Geography Indication 1H 2022 2H 2022 1H 2023 Skin Cancers Completion of multi-center Initiation of multi-center pivotal trial (United States) pivotal trial North America Pancreatic Cancer (Canada) First patient in feasibility Interim read-out of feasibility trial (Subject to COVID trial Opening) la/mHNSCC Interim results in combination trial with Keytruda (combination with pembrolizumab) Israel Prostate Cancer Initiate feasibility trial Pancreatic Cancer Initiate feasibility trial Potential submission of pivotal trial Head & Neck SCC Potential PMDA approval Japan for PMDA review Clinical / Enrollment Regulatory 34

Confidential Saving Lives Globally 35